CONTACT:
                                        Marianne V. Pastor
                                        (703) 335-7800
                                   FOR IMMEDIATE RELEASE

Williams Industries Inc. Announces
Fiscal 2005 Results

Manassas, VA. --- October 14, 2005 --- Williams Industries, Inc.
(NASDAQ - WMSI) today announced its results for Fiscal 2005, which ended
July 31, 2005.   The company had revenues of $48,572,000 with a loss of
$11,374,000 or $3.12 per share for the year.   This compares to revenue of
$53,884,000 with a loss of $780,000, or $0.22 per share, for the Fiscal
2004.

For the fourth quarter of the fiscal year, the company had revenue of $11,391,000 with a loss of $5,616,000, or $1.54 per share. Interested parties are encouraged to read the company's Securities and Exchange
Commission (SEC) filings in order to get specific information.   To access
these filings, go to www.sec.gov.  Once the SEC site has been accessed,
click on "Filings and Forms (EDGAR)".   At the "Search for Company Filings"
prompt, click on "Companies and Other Filers" and enter the company's ticker
symbol "WMSI".   The company will also send a copy of the 10-K filing to
anyone who requests it.

Frank E. Williams, III, President and CEO of Williams Industries, said the loss, coupled with the company's difficulties in Fiscal 2004, has caused management to totally reevaluate the company's structure and long-term
business plan.   Some internal reorganization has already occurred and
additional measures, which could significantly influence the type of work the company bids in the future, are also anticipated.

Williams said that "unacceptable" was the only word that could be applied to the company's 2005 results. "The combination of the new infrastructure spending bill from Congress and work generated by the major hurricanes should create potential in the construction industry," Williams noted. "Obviously, Williams Industries is going to have to find a way to take better advantage of the opportunities now available to us. I intend to see that we do whatever it takes to make that happen."

Williams Industries, Inc. is the largest publicly owned specialty construction company in the Mid-Atlantic region. Its subsidiaries provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; and crane rental, heavy and specialized hauling and rigging.

     The company's web site is currently being restructured, so for additional information, please call Marianne Pastor at the investor relation's office at (703) 335-7800.